UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
 __________________________________________
CIM REAL ASSETS & CREDIT FUND
(Name of Issuer)

Class I Common Shares
(Title of Class of Securities)

17181H107
(CUSIP Number)

David Thompson c/o CIM Group LLC
4700 Wilshire Boulevard
Los Angeles, California 90010
Telephone: (323) 860 - 4900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 4, 2020
(Date of Event Which Requires Filing of this Statement)
__________________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 17181H107

1.	Names of Reporting Persons Richard Ressler
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Person With:		7.	Sole Voting Power 0
		8.	Shared Voting Power 192,000 (1)
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 192,000(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 192,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 100.0%
14.	Type of Reporting Person (See Instructions) IN

(1) The Reporting Person disclaims beneficial ownership of the reported Class I Shares except to the extent of his pecuniary interest therein, and the inclusion of such shares in this Schedule 13D shall not be deemed an admission of beneficial ownership of all of the reported shares for any purpose.

CUSIP No. 17181H107

1.	Names of Reporting Persons Avraham Shemesh
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Person With:		7.	Sole Voting Power 0
		8.	Shared Voting Power 192,000 (2)
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 192,000 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 192,000 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 100.0%
14.	Type of Reporting Person (See Instructions) IN

(2) The Reporting Person disclaims beneficial ownership of the reported Class I Shares except to the extent of his pecuniary interest therein, and the inclusion of such shares in this Schedule 13D shall not be deemed an admission of beneficial ownership of all of the reported shares for any purpose

CUSIP No. 17181H107

1.	Names of Reporting Persons Shaul Kuba
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Person With:		7.	Sole Voting Power 0
		8.	Shared Voting Power 192,000 (3)
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 192,000 (3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 192,000 (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 100.0%
14.	Type of Reporting Person (See Instructions) IN

(3) The Reporting Person disclaims beneficial ownership of the reported Class I Shares except to the extent of his pecuniary interest therein, and the inclusion of such shares in this Schedule 13D shall not be deemed an admission of beneficial ownership of all of the reported shares for any purpose.

CUSIP No. 17181H107

1.	Names of Reporting Persons CIM RACR, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Person With:		7.	Sole Voting Power 188,000
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 188,000
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 188,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 97.9%
14.	Type of Reporting Person (See Instructions) OO

Item 1.                                Security and Issuer

This Schedule 13D relates to the Class I Common Shares (the “Class I Shares”) of CIM Real Assets and Credit Fund, a Delaware Statutory Trust (the “Issuer”). The address of the principal executive office of the Issuer is 4700 Wilshire Blvd, Los Angeles, California 90010

Item 2.                                Identity and Background

This Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on behalf of CIM RACR, LLC, a Delaware limited liability company (“RACR”), Richard Ressler, Avraham Shemesh and Shaul Kuba (collectively, the “Reporting Persons”). The address of the principal office of each Reporting Person is 4700 Wilshire Blvd, Los Angeles, California 90010.

RACR, a wholly owned subsidiary of CIM Group, LLC (“CIM Group”), is formed to invest in the Issuer from time to time.

Each of Richard Ressler, Avraham Shemesh and Shaul Kuba is a citizen of the United States and is a control person of CIM Holdings, Inc., a California corporation (“CIM Holdings”), which is the sole managing member of CIM Group. Founded in 1994, CIM Group is a vertically-integrated owner and operator (meaning that it combines in-house investment and management teams) of urban real estate and real estate-related assets and infrastructure assets. The address of the principal office of each of CIM Holdings and CIM Group is 4700 Wilshire Boulevard, Los Angeles, California 90010.
Mr. Kuba, Co‑Founder and a Principal of CIM Group, L.P., has been an active real asset owner and operator for over 27 years. Since co‑founding CIM Group, L.P. in 1994, Mr. Kuba has been an integral part of building CIM Group, L.P.’s platforms. As a Principal and Head of CIM Group, L.P.’s Development Group, he is actively involved in the development, redevelopment and repositioning of CIM Group, L.P.’s real estate assets. Additionally, Mr. Kuba is instrumental in sourcing new opportunities and establishing and maintaining relationships with national and regional retailers, hospitality brands and restaurateurs. He serves on CIM Group, L.P.’s Investment and Real Asset Management Committees and provides guidance on the diverse opportunities across CIM Group’s platforms. Mr. Kuba serves as a director of CIM Commercial Trust Corporation (“CMCT”), a publicly traded REIT incorporated in Maryland that is managed and operated by affiliates of CIM Group. In addition, Mr. Kuba serves in the positions set forth below for CCO Group, LLC, an affiliate of CIM Group (“CCO Group”), and certain other programs sponsored by CCO Group.

Entity	Position(s)	Dates
Cole Corporate Income Management II, LLC (“CCI II Management”); CIM Real Estate Finance Management, LLC (f/k/a Cole REIT Management IV, LLC) (“CMFT Management”); Cole REIT Management V, LLC (“CCPT V Management”); Cole Corporate Income Management III, LLC (“CCI III Management”); CCO Group; and CREI Advisors, LLC (“CREI Advisors”)
	Vice president	February 2018 – Present

Mr. Ressler is the founder and President of Orchard Capital Corporation (“Orchard Capital”), a firm through which Mr. Ressler oversees companies in which Orchard Capital or its affiliates invest. Through his affiliation with Orchard Capital, Mr. Ressler serves in various senior capacities with, among others, CIM Group, Orchard First Source Asset Management, LLC, a full-service provider of capital and leveraged finance solutions to U.S. corporations (together with its controlled affiliates, “OFSAM”), and OCV Management, LLC, an investor, owner and operator of technology companies (“OCV”). Mr. Ressler also serves as a board member for various public and private companies in which Orchard Capital or its affiliates invest, including as chairman of J2 Global, Inc. and director of Presbia PLC. Mr. Ressler serves as the non-executive Chairman of J2 Global, Inc. and the Chairman of the Board of Directors of CMCT. In addition, Mr. Ressler serves in the positions set forth below for CCO Group and certain other programs sponsored by CCO Group. Mr. Ressler co-founded CIM Group, L.P. in 1994 and, through an agreement with Orchard Capital, chairs its Executive, Investment, Allocation and Real Asset Management Committees and serves on its Credit Committee. Mr. Ressler chairs the executive committees of each of OFSAM and OCV.

Entity	Position(s)	Dates
CIM Real Estate Finance Trust, Inc. (f/k/a Cole Credit Property Trust IV, Inc.) (“CMFT”); Cole Office & Industrial REIT (CCIT III), Inc. (“CCIT III”); and CIM Income NAV, Inc. (f/k/a Cole Real Estate Income Strategy (Daily NAV), Inc.) (“CIM Income NAV”)

	Chief executive officer, president and director Chairman of the board and member of the nominating and corporate governance committee for CIM Income NAV	February 2018 – Present August 2018 – Present
Cole Office & Industrial REIT (CCIT II), Inc. (“CCIT II”)	Director	January 2019 – Present
Cole Credit Property Trust V, Inc. (“CCPT V”)	Director	January 2019 – October 2019
Cole Corporate Income Management III, LLC (“CCI III Management”); CMFT Management; CCI II Management; CCPT V Management; CIM Income NAV Management, LLC (f/k/a Cole Real Estate Income Strategy (Daily NAV) Advisors, LLC) (“CIM Income NAV Management”); CCO Group; and CREI Advisors
	Vice President	February 2018 – Present
Mr. Shemesh, Co‑Founder and a Principal of CIM Group, L.P., has been an active real asset owner and operator for over 27 years. Since co‑founding CIM Group, L.P. in 1994, Mr. Shemesh has been instrumental in building CIM Group, L.P.’s real estate, infrastructure and debt platforms. He serves on CIM Group, L.P.’s Investment and Real Asset Management Committees, providing guidance on the diverse opportunities available across CIM’s various platforms. Additionally, Mr. Shemesh is responsible for CIM Group’s and its affiliates’ long-time relationships with strategic institutions and oversees teams essential to acquisitions, portfolio management and internal and external communication. Mr. Shemesh serves as a director of CMCT. In addition, Mr. Shemesh serves in the positions set forth below for CCO Group and certain other programs sponsored by CCO Group.

Entity	Position(s)	Dates
CCIT II	Chief executive officer, president and director	February 2018 – Present
	Chairman of the board of directors	August 2018 – Present
CIM Income NAV and CCIT III	Director	January 2019 – Present
CMFT	Director	March 2019 – Present
CCPT V	Chief executive officer and president Director Chairman of the board of directors and a member of the nominating and corporate governance committee	February 2018 – Present March 2018 – Present August 2018 – Present
CCI II Management; CCI III Management; CMFT Management; CCPT V Management; CIM Income NAV Management; CR V Management; CCO Group; and CREI Advisors	President and treasurer	February 2018 – Present
During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such Reporting Person being made subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                              Source and Amount of Funds or Other Consideration

See Item 4 for a description of the source and amount of consideration for the Class I Shares that are the subject hereof. The information set forth or incorporated in Item 4 with respect to such matters is incorporated by reference in this Item 3.

Item 4.                                Purpose of Transaction

The Issuer is a newly organized, non-diversified, closed-end management investment company, registered under the Investment Company Act of 1940, as amended. CIM Capital IC Management, LLC, a Delaware limited liability company (the “Adviser”), is the Issuer’s investment adviser. The Adviser, a wholly-owned subsidiary of CIM Group, is registered as an investment adviser with the SEC under the Investment Advisers Act of 1940, as amended.
For the purpose of providing seed capital to the Issuer, the Adviser purchased 4,000 Class I shares from the Issuer in December 2019.
The Issuer commenced a continuous offering of four classes of Common Shares on April 30, 2020: Class I Shares, Class A Common Shares (the “Class A Shares”), Class C Common Shares (the “Class C Shares”) and Class L Common Shares (the “Class L Shares”).
In connection with the commencement of the offering, RACR purchased 188,00 Class I Shares, 4,000 Class A Shares, 4,000 Class C Shares and 4,000 Class L Shares from the Issuer on May 4, 2020.
As permitted by law, the Reporting Persons may purchase additional Class I Shares, Class A Shares, Class C Shares, Class L Shares and/or related securities or may dispose of all or a portion of the Class I Shares, Class A Shares, Class C Shares, Class L Shares and/or related securities that they now beneficially own or may hereafter acquire in open market or privately negotiated transactions or otherwise, including to and/or from CIM Group and its affiliates.
Except as set forth in this Schedule 13D, the Reporting Persons do not have any current plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5.                                Interest in Securities of the Issuer
(a)  Each of Messrs. Ressler, Shemesh and Kuba may be deemed to indirectly beneficially own 192,000 Class I Shares through the holdings of the Adviser and RACR.

The Adviser directly owns 4,000 Class I Shares, or 2.1% of the outstanding Class I Shares.

RACR directly owns 188,000 Class I Shares, or 97.9% of the outstanding Class I Shares.

Each of the Reporting Persons disclaims beneficial ownership of the reported Class I Shares as well as the 4,000 shares owned by the Adviser except to the extent of his or its pecuniary interest therein, and the inclusion of such shares in this Schedule 13D shall not be deemed an admission of beneficial ownership of all of the reported shares for any purpose.

The information set forth in this Schedule 13D sets forth the beneficial ownership of the Reporting Persons as of May 4, 2020 and assumes there are 192,000 Class I Shares outstanding as of such date, based on information provided by the Issuer.

(b)  Each of Messrs. Ressler, Shemesh and Kuba have the shared power to vote and dispose of 192,000 Class I Shares. The Adviser has the sole power to vote and dispose of 4,000 Class I Shares; RACR has the sole power to vote and dispose of 188,000 Class I Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 6, 2020

/s/ Richard Ressler
Richard Ressler

/s/ Avraham Shemesh
Avraham Shemesh

/s/ Shaul Kuba
Shaul Kuba

CIM RACR, LLC, a Delaware limited liability company

By:	/s/ David Thompson
Name:	David Thompson
Title:	Vice President and Chief Financial Officer